Exhibit (a)(5)(iv)

The Mexico Fund, Inc.

CONTACT:	Eduardo Solano
Investor Relations
Vice President
The Mexico Fund, Inc.
011-52-55-5282-8900

CONTACT:	Patricia Baronowski
The Altman Group
212-400-2604

FOR IMMEDIATE RELEASE

MEXICO FUND ANNOUNCES FINAL RESULTS OF

IN-KIND TENDER OFFER

Washington, D.C., October 13, 2009 — The Mexico Fund, Inc. (NYSE: MXF) announced today that the Fund has accepted for payment 2,552,002 shares, or 15%, of the Fund’s 17,013,315 outstanding shares of common stock pursuant to the Fund’s In-Kind Tender Offer (the “Offer”), which expired October 5, 2009 at 11:59 p.m. New York City time (the “Expiration Date”). In the Offer, 5,884,688 shares, or 34.59% of the Fund’s outstanding shares, were validly tendered and not withdrawn.

Under the terms of the Offer, the Fund offered to purchase up to 15% of the Fund’s outstanding shares at a price equal to 98% of the Fund’s net asset value per share (“NAV”) on the Expiration Date in exchange for a pro-rata portion of the Fund’s portfolio securities. Because the number of shares tendered exceeded 15% of its outstanding shares, the Fund purchased tendered shares on a pro-rata basis. The pro-rata portion of the Fund’s portfolio securities will be transferred to participating stockholders’ Mexican accounts as soon as practicable after the Expiration Date. The Offer will generally be a taxable transaction for participating stockholders.

Participating stockholders were reminded in past press releases and in the Offer documents that certain Mexican securities brokers or custodians might choose not to accept Offer proceeds on behalf of participating stockholder clients or might delay acceptance of proceeds until certain additional instructions and confirmations required by such Mexican securities brokers or custodians were received. Participating stockholders were advised to consult with their Mexican securities broker or custodian and to submit any additional instructions or confirmations before the Expiration Date or as quickly as possible thereafter to avoid any delay in payment. The Fund will establish a segregated account with the Fund’s custodian to hold the Offer proceeds for the benefit of the participating stockholders who had not submitted any additional instructions or confirmations sought by their Mexican Account holder. The proceeds for each such stockholder will be held in this segregated custodial account until his or her Mexican securities broker or custodian notifies the Fund that the required documentation has been received and that the Offer proceeds will be accepted for their participating stockholder customer. At this point, the Fund will transfer the proceeds for that stockholder to his or her Mexican securities broker or custodian, for the account of the stockholder.

The Fund is neither responsible nor liable in any manner for any delay participating stockholders may experience (as well as any possible fluctuations in the value of the proceeds) in the receipt of their Offer proceeds as a result of these additional requirements imposed by certain Mexican securities brokers or custodians. Participating stockholders whose shares were accepted for purchase by the Fund and who are affected by this additional documentation requirement are urged to confirm with their Mexican securities broker or custodian the receipt of their Offer proceeds.

The Offer was not part of a plan to liquidate the Fund. Stockholder participation was not mandatory as stockholders can continue to purchase and sell Fund shares in cash transactions on the NYSE.

The Offer was not extended to (nor were tenders accepted from or on behalf of) holders of Fund shares in any jurisdiction in which the offering of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. Changes may be made in the manner of paying proceeds to the extent necessary to accommodate restrictions in certain jurisdictions. To the extent that the securities laws of any jurisdiction required the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to have been made on the Fund’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The terms and conditions of the Offer were set forth in the Fund’s Offer Notice dated September 3, 2009 and the related documents which were mailed to stockholders of record of the Fund as of August 31, 2009, although any stockholder holding Fund shares on the Expiration Date was allowed to participate.

For further information, contact the Fund’s Investor Relations office at 011-52-55-5282-8900, or by email at investor-relations@themexicofund.com.

The Mexico Fund, Inc. is a non-diversified closed-end management investment company with the investment objective of long-term capital appreciation through investments in securities, primarily equity, listed on the Mexican Stock Exchange. The Fund provides a vehicle to investors who wish to invest in Mexican companies through a managed non-diversified portfolio as part of their overall investment program.

This press release may contain certain forward-looking statements regarding future circumstances. These forward-looking statements are based upon the Fund’s current expectations and assumptions and are subject to various risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements including, in particular, the risks and uncertainties described in the Fund’s filings with the Securities and Exchange Commission. Actual results, events, and performance may differ. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Fund undertakes no obligation to release publicly any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this release does not constitute an admission by The Mexico Fund or any other person that the events or circumstances described in such statement are material.

END OF PRESS RELEASE